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                              April 11, 2023

       Joseph G. Taylor
       Chief Financial Officer
       Brinker International, Inc.
       3000 Olympus Blvd
       Dallas, Texas 75019

                                                        Re: Brinker
International, Inc.
                                                            Form 10-K for the
Year Ended June 29, 2022
                                                            Filed August 26,
2022
                                                            Form 8-K Furnished
February 1, 2023
                                                            File No. 001-10275

       Dear Joseph G. Taylor:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K Furnished February 1, 2023

       Exhibit 99.1
       Non-GAAP Information and Reconciliations, page 9

   1. We note you have included the non-GAAP measures "Net income, excluding special items - Non-GAAP" and
"Adjusted EBITDA, non-GAAP," and that both of these include
                                                        the line item "Other
(gains) and charges." Further, we note the inventory of this line item in footnote (2) on page
7 appears to include several items related to ongoing normal operations settled in
cash. Please support the inclusion of each line item included in Other
                                                        (gains) and charges as
reconciling items to your non-GAAP measures. Refer to the
                                                        guidance in Question
100.01 of the staff's Compliance and Disclosure Interpretations on
                                                        Non-GAAP Financial
Measures.
 Joseph G. Taylor
Brinker International, Inc.
April 11, 2023
Page 2


Reconciliation of Adjusted EBITDA, page 11

2. We note you reconcile "Adjusted EBITDA, non-GAAP" to operating income. Please tell us your consideration of Question 103.02 of the staff's Compliance and Disclosure Interpretations on non-GAAP Financial Measures in
determining the most
         directly comparable GAAP financial measure. If you determine Net Income to be the most directly comparable financial measure, please revise to include Net Income with equal or greater prominence to the presentation of your "Adjusted EBITDA, non-GAAP"
         measure.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amy Geddes 202-551-3304 or Abe Friedman at 202-551-8298 with any questions.



FirstName LastNameJoseph G. Taylor                         Sincerely,
Comapany NameBrinker International, Inc.
                                                           Division of
Corporation Finance
April 11, 2023 Page 2                                      Office of Trade &
Services
FirstName LastName